UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)*

Spine Pain Management, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84856L102
(CUSIP Number)

Peter L. Dalrymple
13451 Belhaven Drive
Houston, Texas 77069
Telephone: (281) 413-3847
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	89102U103

1	NAMES OF REPORTING PERSONS:

Peter L. Dalrymple

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

2,620,609 (1)
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		2,620,609 (1)

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,620,609 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)  Includes (a) securities held individually by Peter L. Dalrymple, including (i) 300,000 shares of common stock, and (ii) warrants that are exercisable into 333,333 shares of common stock; and (b) 1,987,276 shares of common stock held by LPD Investments Ltd. (“LPD”).  Mr. Dalrymple is General Partner of LPD and has voting and investment authority over shares held by it. He is also a Limited Partner of LPD with the other Limited Partners being his wife and three trusts, of which he is trustee and his children are beneficiaries.

CUSIP No.	89102U103

1	NAMES OF REPORTING PERSONS:

	LPD Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,987,276
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,987,276
WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,987,276

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.45%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share, of Spine Pain Management, Inc. (the “Issuer”), with its principal executive offices located at 5225 Katy Freeway, Suite 600, Houston, Texas 77007.

Item 2.  Identity and Background.

(a)-(c) and (f):  The names of the persons filing this Statement are Peter L. Dalrymple and LPD Investments Ltd. (the “Reporting Persons”).  Peter L. Dalrymple is a United States citizen, and his address is 13451 Belhaven Drive, Houston, Texas 77069.  Mr. Dalrymple’s principal occupation is serving as General Partner of LPD Investments Ltd. (“LPD”).  LPD is a Texsas limited partnership with its principal offices located at 25025 I45 N. Suite 410, The Woodlands, Texas 77380.  LPD is primarily engaged in the business of investments.

(d)–(e):  During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

From July 2012 through June 2014, LPD purchased a total of 1,987,276 shares of common stock of the Issuer in open market transactions for aggregate consideration of $1,402,957 (exclusive of brokerage commissions of approximately $435), which funds were taken from working capital of LPD.

On August 29, 2012, Mr. Dalrymple loaned the Issuer $1,000,000, evidenced by a 12% Secured Promissory Note (the “Note”), and in connection therewith the Issuer issued him a three-year warrant to purchase 333,333 shares of common stock at the exercise price of $1.60 per share (the “Warrant”).  The funds Mr. Dalrymple loaned to the Issuer came from his personal funds.

On August 20, 2014, the Issuer entered into a Financing Agreement with Mr. Dalrymple, providing for him to assist the Issuer in pursuing financing in the form of a $2,000,000 revolving line of credit from a commercial lender, including personally guarantying the line of credit, or alternatively providing the loan himself.  As consideration under the Financing Agreement for agreeing to facilitate or provide financing for us, the Issuer issued to Mr. Dalrymple 800,000 unvested and restricted shares of common stock, which stock is to vest as follows: (i) upon final documentation being executed to effect the financing 100,000 shares vest, and (ii) thereafter, so long as the revolving line of credit remains in effect, 100,000 shares will vest at the end of each subsequent three-month period.  The Financing Agreement also provides that upon final documentation being executed to effect the revolving line of credit, (i) the Issuer is to use $500,000 advanced under the line of credit to pay off outstanding principal and interest on the Note, (ii) extend the term of the Note by one year to mature on August 29, 2016, (iii) reduce the interest rate on the Note to 6% and (iv) amend the Warrant to extend the expiration date by one year to August 29, 2016.  Additionally, as consideration for agreeing to extend the Note and reduce the interest rate, we issued to Mr. Dalrymple 200,000 unvested and restricted shares of common stock, which stock is to vest upon final documentation being executed to effect the revolving line of credit.  On September 8, 2014, the revolving line of credit was secured through a commercial lender, and accordingly a total of 300,000 of the restricted shares of common stock vested.

Item 4.  Purpose of Transaction.

Each of the Reporting Persons acquired its respective securities of the Issuer for investment purposes.  From time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the securities as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4 of Schedule 13D. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, neither of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date of this Statement:

(1)
Peter L. Dalrymple beneficially owns 2,620,609 shares of common stock, representing 13.54% of the Issuer’s issued and outstanding common stock.  This amount includes (a) securities held individually by Mr. Dalrymple, including (i) 300,000 shares of common stock, and (ii) warrants that are exercisable into 333,333 shares of common stock; and (b) 1,987,276 shares of common stock held by LPD Investments Ltd. (“LPD”).  Mr. Dalrymple is General Partner of LPD and has voting and investment authority over shares held by it. He is also a Limited Partner of LPD with the other Limited Partners being his wife and three trusts, of which he is trustee and his children are beneficiaries.  Mr. Dalrymple also individually holds an additional 700,000 unvested shares of common stock which he received in connection with the Financing Agreement (see Item 3 above).  Mr. Dalrymple is not deemed to beneficially own the 700,000 unvested shares as of the date of this Statement.

(2)	LPD owns 1,987,276 shares of common stock, representing 10.45% of the Issuer’s issued and outstanding common stock. This entire amount represents shares of common stock owned directly by LPD.

The percentages set forth in this response are based on the 18,715,882 shares of common stock outstanding as of August 14, 2014, as reported by the Issuer in its Form 10-Q filed on August 14, 2014, plus the 300,000 restricted shares of common stock issued to Mr. Dalrymple that have vested (as described in Item 3 above).

(b)           Mr. Dalrymple has sole power to vote or direct the vote of and to dispose or direct the disposition of the 2,620,609 shares of common stock beneficially owned by him.  LPD has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,987,276 shares of common stock owned by it.

(c)           Neither of the Reporting Persons has effected any transactions in the Issuer’s common stock (or securities convertible or exercisable into the Issuer’s common stock) during the past 60 days, other than the transaction occurring on August 20, 2014, as described above under Item 3.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 3 above regarding the Financing Agreement between Mr. Dalrymple and the Issuer is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement
Exhibit 2	Financing Agreement (Incorporated by reference from Form 8-K filed by the Issuer with the SEC on August 26, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  September 10, 2014

By: /s/ Peter L. Dalrymple
Peter L. Dalrymple, individually

LPD Investments Ltd.
By: /s/ Peter L. Dalrymple
Peter L. Dalrymple
General Partner

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement
Exhibit 2	Financing Agreement (Incorporated by reference from Form 8-K filed by the Issuer with the SEC on August 26, 2014)